

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

George L. Lindemann, Chief Executive Officer
Southern Union Company
5444 Westheimer Road
Houston, TX 77056-5306

> **Re: Southern Union Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed April 7, 2010**
> **File No. 001-6407**

Dear Mr. Lindemann:

We have reviewed your response to our comment letter dated September 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement filed on Schedule 14A

Southern Union Company Annual Incentive Plan, page 28

1. We note your response to comment two in our letter dated September 20, 2010. Please confirm that in future filings when the committee exercises it discretion in setting compensation here and elsewhere that you will clearly disclose for each applicable executive that it has done so and why; as you did in your response to us.

George L. Lindemann
Southern Union Company
November 8, 2010
Page 2

<u>Amended Bonus Plan, page 29</u>

2. We note your response to comment three in our letter dated September 20, 2010. Please provide us with your proposed revised disclosure of the additional factors and goals considered by the committee.

    Please contact Scott   Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director